VIA EDGAR

November 19, 2015

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street NE

Washington, DC 20549

Re:	WIGI4YOU INC.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 12, 2015
File No. 333-206450

Dear Mr. Spirgel

This letter is in response to your comment letter dated November 16, 2015, with regard to the second amendment to the Form S-1 filing of Wigi4You, Inc., a Nevada corporation (“Wigi4You” or the "Company") filed on November 12, 2015. Responses to each comment have been keyed to your comment letter.

General

1.	We refer you to the financial statement updating requirements in Rule 8-08 of Regulation S-X.

1.	Response:The Company has incorporated financial statements for the quarter ending September 30, 2015.

Exhibit 99.1

2.	It appears your subscription price should state $0.025 per share of common stock. Please advise. Also, please tell us why your subscription agreement refers to “WIGI, Inc.,” a separate business entity registered under the state of Delaware; otherwise, please revise.

Response:The subscription agreement has been revised.

Please contact me with any further comments or questions. The Company will file the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (wigi4you@yandex.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,
/s/ Omri Revivo
Omri Revivo, President